April 5, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

USA

Re:	Trulieve Cannabis Corp. (the “Company”)

Registration Statement on Form S-1

Filed April 5, 2021

File No. 333-255037

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), Canaccord Genuity LLC, as the underwriter of the Company’s proposed public offering we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective on April 7, 2021 at 4:30 p.m. (Eastern) or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that there will be distributed to each dealer who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We advise that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

CANACCORD GENUITY LLC

By	/s/ Jennifer Pardi
Name:	Jennifer Pardi
Title:	Managing Director, Global Head of Equity Capital Markets